Sunstock, Inc.

111 Vista Creek Circle

Sacramento, California 95835

(916) 860-9622

July 7, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Mara L. Ransom, Assistant Director

Washington, D.C. 20549

RE:	Sunstock, Inc.
Registration Statement on Form S-1
File No. 333-198085

Dear Ms. Ransom:

Sunstock, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-198085). The Company requests the qualification to be effective as of 4:00 p.m. Eastern time on Friday, July 10, 2015.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Sincerely,

SUNSTOCK, INC.

/s/ Jason Chang
Jason Chang
President